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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                         NOTIFICATION OF LATE FILING   SEC FILE NUMBER:  1-13260
                                                      CUSIP NUMBER:  828342 10 5
(Check One):

[X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR

For Period ended:    DECEMBER 31, 1997
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     [ ]    Transition Report on Form 10-K
     [ ]    Transition Report on Form 20-F
     [ ]    Transition Report on Form 11-K
     [ ]    Transition Report on Form 10-Q
     [ ]    Transition Report on Form N-SAR

     For the Transition Period Ended:
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Read Instruction Sheet Before Preparing Form.  Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRATION INFORMATION
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     SILVERADO FOODS, INC.
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     Full Name of Registrant

     N/A
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     Former Name, if applicable

     6846 SOUTH CANTON, SUITE 110
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     Address of Principal Executive Office (Street and Number)

     TULSA, OKLAHOMA  74136
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     City, State and Zip Code

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PART II - RULES 12b-25 (b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will
[X] be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c)has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-
Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets If Needed)

SEE EXHIBIT A ATTACHED HERETO.
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PART IV - OTHER INFORMATION
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(1)  Name and telephone number of person to contact in regard to this notification.

     DORVIN D. LIVELY                    (918)             496-2400
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     (Name)                           (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed: If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     SEE EXHIBIT B ATTACHED HERETO.
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                             SILVERADO FOODS, INC.
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                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  MARCH 30, 1998                 By: /s/ DORVIN D. LIVELY
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                                         DORVIN D. LIVELY
                                         VICE PRESIDENT, CHIEF FINANCIAL OFFICER
                                         AND SECRETARY

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                   ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240. 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
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                                   EXHIBIT A
                                      TO
                                  FORM 12b-25
                                      FOR
                             SILVERADO FOODS, INC.
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The Registrant is currently engaged in ongoing negotiations regarding the refinancing of a significant portion of its outstanding debt. Pending the resolution of these negotiations, the Registrant's accountants have delayed the final audit report for the Registrant. The final outcome of such refinancing, if any, may have a significant effect on the classification of debt in the Registrant's balance sheet as of December 31, 1997, as well as the related disclosures. It is anticipated that these negotiations and the Registrant's final audit report may be completed within the fifteen day late filing period afforded by Rule 12b-25.
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                                   EXHIBIT B
                                      TO
                                  FORM 12b-25
                                      FOR
                             SILVERADO FOODS, INC.
                             ---------------------

It is anticipated that the Registrant's results of operations for the fiscal year ended December 31, 1997, will be significantly different from the prior year. The Registrant estimates that it will report net sales of $23,890,000 for the year ended December 31, 1997, as compared to net sales of $24,524,000 for the year ended December 31, 1996 (as restated to adjust for discontinued operations), (b) an operating loss of $8,537,000 for the year ended December 31, 1997, as compared to an operating loss of $4,179,000 for the year ended December 31, 1996 (as restated to adjust for discontinued operations), (c) a net loss of $11,822,000 from continuing operations for the year ended December 31, 1997, as compared to a net loss of $5,130,000 from continuing operations for the year ended December 31, 1996, and (d) a net loss of $6,680,000 from discontinued operations for the year ended December 31, 1997, as compared to a net loss of $2,329,000 from discontinued operations for the year ended December 31, 1996.